Exhibit 21.1
Subsidiaries of Veradermics, Incorporated
None.(1)

(1) Pursuant to Regulation S-K, Item 601(b)(21), the registrant has omitted the names of its subsidiaries that, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.